June 19, 2014

Via email
Mr. Dale Welcome
Securities and Exchange Commission

Re: RegalWorks Media, Inc. Item 4.01 Form 8-K
Filed June 9, 2014
Amendment No. 1 to Item 4.01 Form 8-K
Filed June 10, 2014
File No. 000-52846

Dear Mr. Welcome:

We have reviewed your follow-up letter dated June 16, 2014. Below are our responses.

RegalWorks Media, Inc. recognizes that our Company is responsible for the adequacy and accuracy of the disclosures in the filing. Also, the staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, our Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Amendment No. 1 to Item 4.01 Form 8-K

1.
Please revise your disclosure to address the fact that the former accountant’s opinion on the December 31, 2013 financial statements expressed substantial doubt about the company’s ability to continue as a going concern. We remind you that you are required to state whether the former accountant's report on the financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. A modified opinion includes an opinion that expresses substantial doubt about a company’s ability to continue as a going concern. Please refer to Item 304(a)(1)(ii) of Regulation S-K.

2.
Please revise your filing to disclose if there were any disagreements through the subsequent interim period preceding the dismissal of your former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In this regard, we note that the former auditor was dismissed on June 6, 2014. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3.
Please revise your filing to disclose whether you consulted the newly engaged accountant during the two most recent fiscal years or any subsequent interim period prior to engaging the accountant. Refer to Item 304(a)(2) of Regulation S-K.

4.	When you amend your filing, please also file an updated letter from your former accountants agreeing or disagreeing with the amended disclosures as required by Item 304(a)(3) of Regulation S-K.

Company Response to the four comments: We agree with each comment and we will file an amended Form 8-K with the appropriate wording. An updated letter from PLS will also be included.

Best Regards,

/s/ Dane B. West

Dane B. West
Chief Executive Officer

604 Arizona, Santa Monica, CA 90401